Exhibit 99.1
January 13, 2022
Ferguson plc

Virtual Investor Day and expected date for US primary listing vote
Ferguson plc is today hosting a Virtual Investor Day via www.fergusoninvestorday.com commencing at 0900hrs EST / 1400hrs GMT for analysts and investors. The event, hosted by Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer will provide a deeper understanding of Ferguson, a leading value-added distributor in North America, its core strengths and future growth opportunities including:
i)Leading positions in large, growing and fragmented markets
ii)Scale delivers sustainable market outperformance
iii)Additional growth from bolt-on acquisitions
iv)Long term track record of outperformance and cash generation
In addition, Ferguson will set out its medium-term outlook.
After the presentation there will be a live question and answer session with the following dial in details:

United States:	+1 646 968 0527
United Kingdom:	+44 (0)203 695 9549
Participant access code:	175232
The event is being held virtually and we recommend you register 15 minutes before the start time to ensure your set up works. A slide presentation that accompanies the event will be available 15 minutes prior to the start time at www.fergusonplc.com/en/investors-and-media/results-and-reports.html. A recording of the webcast and other related materials will be available for 12 months after the event at www.fergusonplc.com/en/investors-and-media/virtual-investor-day-2022.html.

Expected date for US primary listing vote
On or about March 10 this year Ferguson expects to hold a shareholder vote to enable a primary US listing in line with the previously announced timeline. Further details are expected to follow in early February 2022 in the official Circular and Notice of Meeting. For background information, please see the below “Notes to editors” section of this announcement.
For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

Notes to editors

Listing changes
Ferguson’s operations are now 100 per cent focused on North America and the Board continues to believe the US is the natural long-term listing location for the Company. As previously announced, after extensive shareholder consultation, the Company set out a two-step process to achieve an orderly and equitable path to achieving this aim. The first step has been achieved, with the additional US listing of ordinary shares becoming effective on the New York Stock Exchange on March 8, 2021, having been supported by over 99% of shareholders. In line with the timeline previously set out on the second step, Ferguson expects to put forward a vote on a primary US listing on or about March 10, 2022. Further details are expected to follow in early February 2022 in the official Circular and Notice of Meeting.

About Ferguson
Ferguson is a $23B value-added distributor in North America providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We make our customers’ complex projects simple, successful and sustainable. Revenue for the year ended July 31, 2021, was $22.8 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

Cautionary note regarding forward-looking statements
Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as “future,” “expects” or other variations or comparable terminology. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates such as the emergency temporary standard issued by the U.S. Department of Labor’s Occupational Safety and Health Administration; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential repair, maintenance and improvement markets as well as the new construction market; failure to rapidly identify or effectively respond to consumer wants, expectations or trends; failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; ineffectiveness of or disruption in our international supply chain or our fulfilment network, including delays in inventory, increased delivery costs or lack of availability; fluctuations in foreign currency and fluctuating product prices (inflation / deflation); inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; funding risks related to our defined benefit pension plans; inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease; failure to effectively manage and protect our facilities and inventory; our indebtedness and changes in our credit ratings and outlook; risks associated with our intention to relocate our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; and other risks and uncertainties set forth in our Annual Report and Accounts 2021 under the heading “Principal risks and their management,” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021 under the heading “Risk Factors,” and in other filings we make with the SEC in the future.